SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 7)*

MasterCard Incorporated
(Name of Issuer)

Class A common stock
(Title of Class of Securities)

57636Q 10 4
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The MasterCard Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
114,132,787

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
114,132,787

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,132,787 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	As of December 31, 2016.
(2)	Based on the number of shares outstanding of MasterCard Incorporated's Class A common stock as of October 25, 2016.

Item 1(a).	Name of Issuer:

MasterCard Incorporated

Item 1(b).	Address of Issuer's Principal Executive Offices:

2000 Purchase Street
Purchase, New York 10577
Item 2(a).	Name of Person Filing:

The MasterCard Foundation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The MasterCard Foundation
250 Yonge Street, Suite 2400
Toronto Ontario M5B 2L7
Canada
Item 2(c).	Citizenship:

The MasterCard Foundation is incorporated under the laws of Canada.

Item 2(d).	Title of Class of Securities:

Class A common stock

Item 2(e).	CUSIP Number:

57636Q 10 4

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 114,132,787 (1)

(b)	Percent of class: 10.7% (2)

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 114,132,787 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 114,132,787 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	As of December 31, 2016
(2)	Based on the number of shares outstanding of MasterCard Incorporated's Class A common stock as of October 25, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.
Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 14, 2017

COMPANY NAME

By:	/s/ Peggy Woo
Name: Peggy Woo
Title: Chief Financial Officer